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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           NATIONAL PROCESSING, INC.
                       (NAME OF SUBJECT COMPANY [ISSUER])

                           NATIONAL CITY CORPORATION
                                    (BIDDER)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  637229 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID L. ZOELLER, ESQ.
                           NATIONAL CITY CORPORATION
                             1900 EAST NINTH STREET
                             CLEVELAND, OHIO 44114
                                 (216) 575-2000

                                WITH A COPY TO:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 JUNE 22, 1999
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                           CALCULATION OF FILING FEE

           Transaction Valuation(1)                          Amount of Filing Fee(2)
                  $87,619,754                                        $17,524

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount previously paid:
------------------                                                 Filing party:
------------------------------------------------

Form or registration no.:
------------------                                                   Date filed:
-------------------------------------------------

Note: The remainder of this cover page is only to be completed if this Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934. See General Instructions D, E and F to Schedule 14D-1.

                        (Continued on following page(s))
                              (Page 1 of 7 Pages)
---------------
(1) This amount assumes the purchase at $9.50 per share, pursuant to the Offer to Purchase, of all the 6,279,251 common shares (the "Shares") of National Processing, Inc. outstanding as of June 25, 1999, not beneficially owned by National City Corporation and the 2,943,881 Shares issuable upon exercise of certain options.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the cash offered by the National City Corporation.
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

                                 SCHEDULE 14D-1
                                    AND 13D

   CUSIP NO. 637229 10 5                                  PAGE 2 OF 7 PAGES

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  1.       NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
           ABOVE PERSONS (ENTITIES ONLY)
           National City Corporation
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  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                             (b) [ ]
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  3.       SEC USE ONLY
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  4.       SOURCE OF FUNDS*
           OO See Item 4
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  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f) [ ]
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  6.       CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
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  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           44,365,400
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  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [ ]
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  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Approximately 87.6% of the Shares issued and outstanding as of June 28, 1999
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  10.      TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        2
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     This Schedule 14D-1 relates to the offer by National City Corporation, a
Delaware corporation (the "Purchaser"), to purchase all outstanding common shares, no par value (the "Shares"), of National Processing, Inc., an Ohio corporation (the "Company"), at a purchase price of $9.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This
Schedule 14D-1 is being filed on behalf of the Purchaser.

     This Schedule 14D-1 also constitutes Amendment No. 3 to Schedule 13D with respect to the Purchaser's beneficial ownership of the Shares.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is National Processing, Inc. The address of its principal executive offices is 1231 Durrett Lane, Louisville, Kentucky 40285-0001.

     (b) Reference is hereby made to the information set forth in the "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d), (g) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser") and
Schedule I (Directors and Executive Officers of the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

     (e) - (f) During the last five years, neither the Purchaser, nor, to the best of its knowledge, any of their respective executive officers and directors listed in Schedule I (Directors and Executive Officers of the Purchaser) of the Offer to Purchase, which is incorporated herein by reference, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) Reference is hereby made to the information set forth in Section 8 ("Certain Information Concerning the Company") and Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is hereby made to the information set forth in the "Special Factors -- Background of the Offer; Contacts with the Company," and Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is made to the information set forth in Section 11 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

     (b) - (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) - (g) Reference is hereby made to the information set forth in the "Introduction," "Special Factors -- Purpose and Structure of the Transaction," and "-- Effects of the Offer and the Merger," Section 7 ("Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act

Registration") and Section 10 ("The Merger; Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) - (b) Reference is hereby made to the information set forth in the "Introduction," "Special Factors," Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning the Purchaser") and
Schedule I (Directors and Executive Officers of the Purchaser) of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in Section 15 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Reference is hereby made to the information set forth in Section 9 ("Certain Information Concerning the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Reference is hereby made to the information set forth in the "Special Factors -- Background of the Offer; Contacts with the Company" of the Offer to Purchase, which is incorporated herein by reference.

     (b) - (c) Reference is hereby made to the information set forth in the
Section 10 ("The Merger; Plans for the Company") and Section 14 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

     (d) Not applicable.

     (e) To the best knowledge of the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire texts of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase, dated June 28, 1999.
(a)(2)  Letter of Transmittal.
(a)(3)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(4)  Form of Letter to Clients for Use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Other Nominees.
(a)(5)  Notice of Guaranteed Delivery.
(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)  Text of Press Release issued by the Purchaser on June 22,
        1999.

                                        4
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
(c)     Not applicable.
(d)     Not applicable.
(e)     Not applicable.
(f)     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NATIONAL CITY CORPORATION

                                          By: /s/ ROBERT G. SIEFERS

                                            ------------------------------------
                                              Name: Robert G. Siefers
                                              Title: Vice Chairman and
                                                     Chief Financial Officer

Dated: June 28, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase, dated June 28, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(4)    Form of Letter to Clients for Use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees.
(a)(5)    Notice of Guaranteed Delivery.
(a)(6)    Guidelines of the Internal Revenue Service for Certification
          of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)    Text of Press Release issued by the Purchaser on June 22,
          1999.
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.